SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               __________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: March 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F           Form 40-F
                                  ---                 ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated March 5, 2003 announcing its 2002 year-end financial results.

News Release

For Immediate Release

                 WORLD HEART CORPORATION ANNOUNCES 2002 YEAR-END
                     RESULTS AND PROVIDES CORPORATE UPDATE

OTTAWA, Ontario - March 5, 2003: (TSX: WHT, OTCBB: WHRTF) - World Heart Corporation ("WorldHeart" or the "Corporation") today announced its 2002 year-end results. Revenues rose 22%, loss declined 24%, and cash used in operations declined 47%.

WorldHeart is a global medical device company, focused on delivery of pulsatile ventricular assist devices to support patients suffering from end-stage heart failure. All revenues for 2002 were generated by the sales of Novacor(R) LVAS (left ventricular assist system) and related equipment. Sales of Novacor(R) LVAS were slow in Europe during the first half, but were strong during the second half after introduction of the enhanced ePTFE inflow conduit. Sales in Canada and Japan were up by 12 times 2001 levels, accounting for just less than 20% of total sales.

In the U.S., Destination Therapy Premarket Approval (PMA) was filed for Novacor(R) LVAS on November 22, 2002, with a decision expected this year. A PMA Supplement for the enhanced ePTFE conduit was submitted in June 2002, and approved in January 2003. U.S. sales were down by approximately 2% for the year, and are expected to show strength with availability of the enhanced conduit in 2003.

Novacor PLUS enhancements, providing smaller, lighter and more convenient external components for Novacor(R) LVAS, were approved for sale in Europe. Shipments of equipment were not substantially affected by the Novacor PLUS approval, which will be felt in sales during 2003.

In August, the original HeartSaverVAD(TM) program was integrated with technologies acquired with Novacor(R) LVAS and Novacor II to create the next-generation HeartSaverVAD(TM). HeartSaverVAD(TM) will be unique because it will be both small (approximately 350 ml) and provide pulsatile blood flow. Like WorldHeart's Novacor(R) LVAS, HeartSaverVAD(TM) will assume part or all of the heart's pumping action, while leaving the heart in place. The need to choose between a pulsatile flow and a small device is removed. The HeartSaverVAD(TM) will deliver both.

HeartSaverVAD(TM) is designed to be fully implantable, remotely powered and remotely monitored, without the need for a volume compensator. No openings in the body are required following implant, and placement of the device may be abdominal or thoracic.

The pulsing action is delivered by direct magnetic activation of a single pusher plate causing the blood to fill and be ejected out of the blood chamber. No bearings or other mechanism is required. These features are expected to enhance reliability and durability, while reducing size and power requirements.

Production of HeartSaverVAD(TM) will be relatively simple, resulting in lower manufacturing costs.

"The new HeartSaverVAD(TM) combines the strengths of the Novacor(R) LVAS and HeartSaverVAD(TM) technologies to produce a unique next-generation device," said Dr. Tofy Mussivand, WorldHeart's Chairman and Chief Scientific Officer. "HeartSaverVAD(TM) is intended to deliver comfortable, reliable and long-lasting support for people who would otherwise die from end-stage heart failure. The body's natural heart and pulse will remain."

The next-generation HeartSaverVAD(TM) is expected to begin preliminary in vivo trials this year, with clinical trials beginning in 2005.

Revenues for the year were $10.1 million, compared with $8.3 million in 2001. Net loss was $49.8 million, or $2.80 per share, compared with a net loss of $65.7 million, or $4.36 per share last year. Cash consumed in operations was $21.6 million in 2002, compared with $40.6 million in 2001. At year-end, the Corporation had $248,000 in cash and near cash resources, compared to $22.2 million at December 31, 2001. Following year-end, the Corporation added $13 million of gross cash resources as previously announced. Additional capital is planned to be added to the balance sheet during the second quarter of this year.

"2002 was uniquely challenging for WorldHeart. The integration of next-generation technologies and reduction of staff by about 25% were painful actions. The next-generation HeartSaverVAD(TM), and our reduced operational expense levels, will position the Corporation well for the future. The Novacor(R) LVAS continued to demonstrate highly reliable performance, and approval in Japan as well as release of the enhanced ePTFE conduit in Europe produced good sales results. We expect continued growth in revenues from Novacor(R) LVAS through 2003 - 2005 and are optimistic that Destination Therapy Indication will be approved for the U.S. during 2003," Roderick M. Bryden, President and CEO of WorldHeart, said.

WorldHeart will hold a telephone conference call today at 4:00 p.m. (EST). To participate, please call 1-888-434-1242 ten minutes before the call begins. A recording of the presentation and question period will be available for review starting at 6:00 p.m. on March 5th. The recording can be accessed by dialing 1-800-558-5253 and entering reservation number 21115545. It will be available until midnight on April 4, 2003.

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in gaining access to required capital, in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.

Note:  Summary financial statements are attached.

For more information, please contact:
-------------------------------------

Rod Bryden
President and CEO
World Heart Corporation
(613) 226-4278, ext: 2210

WORLD HEART CORPORATION
Summary Consolidated Statements of Loss
(Amounts in Canadian dollars, amounts in thousands except per share data)

======================================================================================================
                                                        Year ended        Year ended       Year ended
                                                      December 31,      December 31,     December 31,
                                                              2002              2001             2000
------------------------------------------------------------------------------------------------------
Revenue                                               $    10,107          $  8,253      $     4,674
Cost of goods sold                                         (9,869)           (8,287)          (7,269)
                                                 -----------------------------------------------------
Gross margin                                                  238               (34)          (2,595)
                                                 -----------------------------------------------------

Expenses
   Selling, general and administrative                    (10,499)          (11,078)          (6,760)
   Research and development                               (25,016)          (35,775)         (18,396)
   Amortization of intangibles                             (7,323)          (15,210)          (7,492)
                                                 -----------------------------------------------------
                                                          (42,838)          (62,063)         (32,648)
                                                 -----------------------------------------------------

Loss before the undernoted                                (42,600)          (62,097)         (35,243)

Other income (expenses)                                    (7,161)           (8,558)            (685)
Recovery of future income taxes                                 -             4,988            5,543
                                                 -----------------------------------------------------

Net loss for the year                                 $   (49,761)      $   (65,667)     $   (30,385)
                                                 =====================================================

Weighted average number of common  shares              17,779,385        15,069,229       14,878,625
                                                 -----------------------------------------------------

Basic and diluted loss per common share                   $ (2.80)          $ (4.36)         $ (2.04)
======================================================================================================

WORLD HEART CORPORATION
Summary Consolidated Statements of Cash Flow
(Amounts in Canadian dollars, amounts in thousands)

=====================================================================================================
                                                        Year ended        Year ended      Year ended
                                                      December 31,      December 31,    December 31,
                                                              2002              2001            2000
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)

Operating activities                                    $ (21,636)        $ (40,623)      $ (21,624)
Investing activities                                        5,088            14,836         (11,452)
Financing activities                                        1,388            16,991          45,486
Effect of exchange rate changes on cash
  and cash equivalents                                         63               516             245
                                                 ----------------------------------------------------

Increase / (decrease) in cash and cash
  equivalents for the year                                (15,097)           (8,280)          12,655

Cash and cash equivalents beginning of the year            15,345            23,625           10,970
                                                 ----------------------------------------------------

Cash and cash equivalents end of the year               $     248         $  15,345       $   23,625
=====================================================================================================

World Heart Corporation
Summary Consolidated Balance Sheet
(Amounts in Canadian dollars, amounts in thousands)

============================================================================================================
                                                                                December 31,   December 31,
                                                                                        2002           2001
------------------------------------------------------------------------------------------------------------

ASSETS
    Current assets                                                                 $  11,728       $ 37,854
    Cash pledged as collateral for lease                                               1,183              -
    Capital assets                                                                     4,245          5,294
    Goodwill, intangible and other assets                                             27,890         34,735
                                                                           ---------------------------------
                                                                                   $  45,046       $ 77,883
                                                                           =================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
    Current liabilities                                                            $  19,781       $ 11,656
    Preferred shares                                                                  72,750         65,685
    Capital lease obligation                                                               -             64
                                                                           ---------------------------------
                                                                                      92,531         77,405
                                                                           ---------------------------------

Shareholders' equity
    Common stock, special warrants, rights and contributed surplus                   131,892        130,094
    Accumulated deficit                                                            (179,377)      (129,616)
                                                                           ---------------------------------
                                                                                    (47,485)            478
                                                                           ---------------------------------

                                                                                   $  45,046      $  77,883
============================================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        World Heart Corporation

Date: March 5, 2003                     By: /s/  Ian Malone
                                           -------------------------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer